



06009821

SECURI'   SSION



ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 25324

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___July 1, 2005___AND ENDING___June 30, 2006___

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **RJJ PASADENA SECURITIES, INC.**

	OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

	FIRM I.D. NO.

80 South Lake Avenue Suite 802

(No. and Street)

Pasadena   **CA**   **91101**

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Shapour Javadizadeh   **(626) 792-1244**

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Henson & Company, CPA's Inc.

(Name – *if individual, state last, first, middle name*)

2045 Huntington Drive Suite B   South Pasadena   CA   91030

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, _____ **Shapour Javadizadeh** _____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

__ **RJJ Pasadena Securities, Inc.** _____ , as

of __ **June 30** _____ , 20 __**06**___ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

_____

8-24-06

_____
Signature

President

_____
Title

Notary Public Jack Shih-Jen Lee

Aug, 24 2006

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Henson & Company, CPA's, Inc.
2045 Huntington Drive, Suite B
South Pasadena, CA 91030
(626) 403-4410 Fax (626) 403-4411

Stephen Henson, CPA   Elizabeth Henson, CPA

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To The Board of Directors and Stockholders
RJJ Pasadena Securities, Inc.

We have audited the accompanying balance sheet of RJJ Pasadena
Securities, Inc. at June 30, 2006 and the related statements of
operations, changes in stockholders' equity and cash flows for
the year then ended. These financial statements are the
responsibility of the Company's management. Our responsibility
is to express an opinion on these financial statements based on
our audit.

We conducted our audit in accordance with generally accepted
auditing standards. Those standards require that we plan and
perform the audit to obtain reasonable assurance about whether
the financial statements are free of material misstatement. An
audit includes examining, on a test basis, evidence supporting
the amounts and disclosures in the financial statements. An
audit also includes assessing the accounting principles used and
significant estimates made by management, as well as evaluating
the overall financial statement presentation. We believe that
our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above
present fairly, in all material respects, the financial position
of RJJ Pasadena Securities, Inc. as of June 30, 2006 and the
results of its operations, changes in stockholders' equity and
cash flows for the year then ended in conformity with generally
accepted accounting principles.

Our examination was made for the purpose of forming an opinion on
the basic financial statements taken as a whole. The information
contained on pages 8 and 9 is presented for purposes of
additional analysis and is not required as part of the basic
financial statements, but is supplementary information required
by Rule 17a-5 of the Securities and Exchange Commission. Such
information has been subjected to the auditing procedures applied
in the examination of the basic financial statements and, in our
opinion, is fairly stated in all material respects in relation to
the basic financial statements taken as a whole and in conformity
with the rules of the Securities and Exchange Commission.

South Pasadena, California
July 25, 2006

RJJ PASADENA SECURITIES, INC.

BALANCE SHEET

June 30, 2006

ASSETS

Current assets:	
Cash	$ 224,072
Receivables from brokers and dealers	56,710
Total current assets	280,782
Deposit	1,487
Total assets	$ 282,269

LIABILITIES AND SHAREHOLDERS' EQUITY

Liabilities:	
Accrued salaries and expenses	$ 168,127
Accounts Payable	26,217
Total Current Liabilities	194,344
Commitments	
Stockholders' Equity:	
Common Stock, no par value: stated value $10, authorized 10,000 shares, issued and outstanding 10,000 shares	100,000
Accumulated deficit	(12,075)
Total stockholders' equity	87,925
Total liabilities and stockholders' equity	$ 282,269

See accompanying notes

2

RJJ PASADENA SECURITIES, INC.

STATEMENT OF OPERATIONS

June 30, 2006

Revenues:		
Commissions		$ 598,574
Interest		36,855
		635,429
Expenses:		
Employee compensation and benefits	$ 462,832	
Office expenses	31,923	
Rent	29,822	
Payroll taxes	28,074	
Auto and travel expenses	20,424	
Other operating expenses	56,910	629,985
Income before income taxes		5,444
Provision for income taxes		(817)
Net profit		$ 4,627

See accompanying notes

RJJ PASADENA SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

Year ended June 30, 2006

| | Common Stock | | Accumulated | |
	Shares	Amount	Deficit	Total
Balance at beginning of year	9,000	$ 90,000	$ (16,702)	$ 73,298
Issuance of Common Stock	1,000	$ 10,000	-	10,000
Net profit	-	-	4,627	4,627
Balance at end of year	10,000	$ 100,000	$ (12,075)	$ 87,925

See accompanying notes

4

RJJ PASADENA SECURITIES, INC.

STATEMENT OF CASH FLOWS

Year ended June 30, 2006

Cash flow from operating activities:		
Net profit	$	4,627
Non cash items included in net income:		
Increase in receivables from		
brokers and dealers		(5,517)
Decrease in accrued salaries and expense		(18,943)
Increase in accounts payable		24,981
Total cash used by operations		5,148
Cash provided by financing activities:		
Issuance of Common Stock	$	10,000
Total cash provided by financing activities		10,000
Net increase in cash		15,148
Beginning cash balance		208,924
Ending cash balance	$	224,072

See accompanying notes

RJJ PASADENA SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

June 30, 2006

1.   SUMMARY OF ACCOUNTING POLICIES

A summary of the significant accounting policies applied in the preparation of the accompanying statements follows:

Basis of Presentation

The Company is a securities broker-dealer which executes and clears its stock and bond transactions through a major brokerage correspondent on a fully disclosed basis and forwards to the correspondent all of the funds and securities of customers received in connection therewith. Stock certificates are not processed by the Company, and accordingly, no recording of the positions is maintained by the Company. Security transactions are recorded on a trade date basis settling on the last business day of each month.

2.   COMMITMENTS AND CONTINGENCIES

Clearing Broker-dealer

The Company is contingently liable to its clearing broker-dealer for any losses or claims resulting from transactions of its fully disclosed customers.

Lease Commitments

The Company occupies its office facilities under a month to month arrangement.

See accompanying accountants' report

3.   **REGULATORY REQUIREMENTS**

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission (Rule 15c3-1) which requires that the minimum net capital, as defined, shall be the greater of $50,000 or one-fifteenth of aggregate indebtedness, as defined. At June 30, 2006, the Company had net capital of $86,438 which exceeded its requirement by $36,438.

A computation of reserve requirements and information relating to possession and control are not applicable to RJJ Pasadena Securities, Inc. as the Company qualifies for exemption under Rule 15c3-3(k)(2)(B).

See accompanying accountants' report

RJJ PASADENA SECURITIES, INC.

COMPUTATION OF NET CAPITAL PER UNIFORM NET CAPITAL RULE 15c3-1

June 30, 2006

CREDITS		
Shareholders' equity	$	87,925
DEBITS		
Non allowable assets		
Deposits		1,487
TOTAL DEBITS		1,487
NET CAPITAL	$	86,438
6-2/3% of aggregate indebtedness in the amount of $194,344 ($12,963) or $50,000, whichever is greater		50,000
EXCESS NET CAPITAL	$	36,438
AGGREGATE INDEBTEDNESS		
Current Liabilities	$	194,344
TOTAL AGGREGATE INDEBTEDNESS	$	194,344
Ratio of Aggregate Indebtedness to Net Capital		2.25:1

See accompanying accountants' report

RJJ PASADENA SECURITIES, INC.

RECONCILIATION OF NET CAPITAL

June 30, 2006

Net capital per FOCUS report, Part IIA	$	86,438
Audit adjustments		-
Net Capital per report	$	86,438

See accompanying accountants' report

INDEPENDENT PUBLIC ACCOUNTANTS'

SUPPLEMENTARY REPORT

ON

INTERNAL ACCOUNTING CONTROL

management with reasonable, but not absolute, assurances that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specified internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Henson & Co., CPA's, Inc
South Pasadena, California
July 25, 2006